Exhibit B

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Golden Oasis Exploration Corp.

Suite 750 – 580 Hornby Street

Vancouver, B.C.  V6C 3B6

Item 2

Date of Material Change

March 11, 2008

Item 3

News Release

Issued March 11, 2008 and distributed through Stockwatch and Market News.

Item 4

Summary of Material Change

The Company announced that it will be proceeding with a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for gross proceeds of $300,000.

The private placement is subject to TSX Venture Exchange (the “Exchange”) acceptance and required regulatory approvals. All of the securities issued pursuant to this offering will have a hold period expiring four months after the closing date.

The net proceeds of the private placement will be added to working capital.

A finder’s fee will apply in this transaction in accordance with the policies of the Exchange.

In addition, an aggregate of 220,000 incentive stock options have been granted to directors, officers and consultants of the Company at an exercise price of $0.20 per share.  The options are exercisable for a period of five years, ending on March 11, 2013, and are subject to the requirements of the Exchange.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8

Executive Officer

Contact:

Robert Eadie, Chief Executive Officer

Telephone:

(604) 602-4935

Item 9

Date of Report

March 11, 2008

March 11, 2008	Trading Symbol – TSX-V: GOT

Golden Oasis Announces Non-Brokered Private Placement

Vancouver, British Columbia ... Golden Oasis Exploration Corp. (TSX-V:GOT) is pleased to announce that it will be proceeding with a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for gross proceeds of $300,000.

The private placement is subject to TSX Venture Exchange (the “Exchange”) acceptance and required regulatory approvals. All of the securities issued pursuant to this offering will have a hold period expiring four months after the closing date.

The net proceeds of the private placement will be added to working capital.

A finder’s fee will apply in this transaction in accordance with the policies of the Exchange.

In addition, an aggregate of 220,000 incentive stock options have been granted to directors, officers and consultants of the Company at an exercise price of $0.20 per share.  The options are exercisable for a period of five years, ending on March 11, 2013, and are subject to the requirements of the Exchange.

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist.  Details on the Company and its properties are available on SEDAR at www.sedar.com and the Company’s website at www.goldenoasis.ca.

ON BEHALF OF THE BOARD

Signed "Robert Eadie"
Robert Eadie, Chief Executive Officer and Director

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936 / Website: www.goldenoasis.ca

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

_______________

750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6
Telephone:  (604) 602-4935  Fax:  602-4936  Website:  www.goldenoasis.ca  E-mail:  talk@goldenoasis.ca